UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13G
                               (Rule 13d-102)

  INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                             (Amendment No. 1)*


                          FOCUS ENHANCEMENTS, INC.
----------------------------------------------------------------------------
                              (Name of Issuer)


                    Common Stock,$.01 par value per share
----------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 344159-10-8
                          -------------------------
                               (CUSIP Number)

                              December 28, 1998
-----------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 Page 1 of 5
CUSIP No. 344159-10-8           SCHEDULE 13G                      Page 2 of 5

_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     JNC Opportunity Fund Ltd.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]

     (See Item 6)                                                    (b) [x]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           688,245 (See Item 4)

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            -0-
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           688,245 (See Item 4)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                -0-
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     688,245 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.00% (See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________


                    * SEE INSTRUCTIONS BEFORE FILING OUT!

Item 1(a).  Name of Issuer:
            Focus Enhancements, Inc. (the "Company").

Item 1(b).  Address of Issuer's Principal Executive Offices:
            142 North Road, Sudbury, MA  01776

Item 2(a).  Name of Person Filing:
            JNC Opportunity Fund Ltd. ("JNC")


Item 2(b).  Address of Principal Business Office or, if None, Residence:
            JNC Opportunity Fund Ltd.
            c/o Olympia Capital (Cayman) Ltd.
            Williams House, 20 Reid Street
            Hamilton HM11, Bermuda

Item 2(c).  Citizenship:
            Cayman Islands.

Item 2(d).  Title of Class of Securities:
            Common Stock, par value $.01 per share, of the Company ("Common Stock").

Item 2(e).  CUSIP Number:
            344159-10-8

Item 3. If this Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

            (a)  [ ]  Broker or dealer registered under Section 15 of the
                      Exchange Act;
            (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

            (c)  [ ]  Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act;
            (d)  [ ]  Investment company registered under Section 8 of the
                      Investment Company Act;
            (e)  [ ]  An investment advisor in accordance with Rule 13-
                      d(b)(1)(ii)(E);
            (f)  [ ]  An employee benefit plan or endowment fund in
                      accordance with Rule 13d-1(b)(1)(ii)(F);
            (g)  [ ]  A parent holding company or control person in
                      accordance with Rule 13d-1(b)(1)(ii)(G);
            (h)  [ ]  A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;
            (i)  [ ]  A church plan that is excluded from the definition of an investment company under Section (c)(14) of the Investment Company Act;
            (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.     Ownership.
            Provide the following information regarding the aggregate number and percentages of securities of the Issuer identified in Item 1.

            (a) Amount beneficially owned:
                688,245 shares of Common Stock*

            (b) 4.00%

            (c) Number of shares to which JNC has:

                (i)      Sole power to vote or direct the vote:
                         688,245 shares of Common Stock*

                (ii)     Shared power to vote or direct the vote:
                         0

                (iii) Sole power to dispose or to direct the disposition of: 688,245 shares of Common Stock*

                (iv)     Shared power to dispose of or direct the disposition
                         of:  0
_____________________
* On or about March 3, 1998, the Fund acquired from the Company, for an aggregate purchase price of $3,000,000, (i) 1,902,150 shares of the Company's Common Stock, and (ii) a warrant (the "Warrant") to acquire an additional 327,645 shares of Common Stock. Since March 3, 1998, the Fund has sold the Warrant and 1,213,905 shares of the originally acquired Company Common Stock.

                                 Page 4 of 5
Item 5.     Ownership of Five Percent or Less of a Class:
            If this statement is being filed to report that the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.
            Not applicable.

Item 8.     Identification and Classification of Members of the Group.
            Not applicable.

Item 9.     Notice of Dissolution of a Group.
            Not applicable.

Item 10.    Certification.

            By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 28, 1998


     By:    /s/ Neil T. Chau
     --------------------------
          Neil T. Chau, Director